Exhibit 13.2





                      INDEX TO PUROLATOR PRODUCTS COMPANY
                  UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS





      1.    Condensed Consolidated Balance Sheet as of September 30, 1994.

      2. Condensed Consolidated Statements of Operations for the nine months ended September 31, 1994 and September 30, 1993.

      3. Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1994 and 1993.

      4.    Notes to Condensed Consolidated Financial Statements.




                          PUROLATOR PRODUCTS COMPANY
          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
              (Expressed in thousands, except per share amounts)

                                                    Nine Months Ended
                                                        September 30,
                                                  1994              1993

Net sales                                       $354,624          $330,092

Cost of sales                                    270,543           252,462
      Gross profit                                84,081            77,630

Selling, general and administrative expenses      66,289            64,366

Process shutdown charge                              718              -
      Operating income                            17,074            13,264

Interest expense                                   3,026             3,167

Other income                                       1,148             1,654
      Income before income taxes and
        equity in income of affiliates            15,196            11,751

Income tax provision                                 948               380

Equity in income of affiliates                     2,443             1,747
      Income before cumulative effect of
        change in accounting principle            16,691            13,118

Cumulative effect of change in
  accounting principle                            (6,535)             -

Net income                                      $ 10,156          $ 13,118

Earnings per share:
      Income before cumulative effect
        of change in accounting principle       $   1.50          $   1.17
      Cumulative effect of change
        in accounting principle                    (0.59)             -
            Net income                          $   0.91          $   1.17

Dividends per common share                      $   0.48          $   0.48

Weighted average shares outstanding               11,125            11,172

           See notes to condensed consolidated financial statements.


                          PUROLATOR PRODUCTS COMPANY
               CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)
                           (Expressed in thousands)


                                                            September 30,
                                                                 1994

ASSETS

Current assets:
      Cash and cash equivalents                             $  9,557
      Trade accounts receivable, net                          78,760
      Inventories, net                                        73,145
      Other current assets                                    14,733
            Total current assets                             176,195
Land, buildings and equipment, net                            78,765
Investments                                                   14,048
Intangible assets, net                                       108,265
Other assets                                                  11,533
            Total assets                                    $388,806

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
      Current maturities of long-term debt                  $  4,388
      Accounts payable                                        41,542
      Accrued liabilities                                     42,618
            Total current liabilities                         88,548
Long-term debt, less current maturities                       43,647
Other noncurrent liabilities                                  78,929

Stockholders' equity:
      Common stock, $0.01 par value per share,
       30,000,000 shares authorized, 11,095,674
       and 11,212,500 shares issued and outstanding              111
      Other stockholders' equity                             177,571
            Total stockholders' equity                       177,682
            Total liabilities and stockholders' equity      $388,806



           See notes to condensed consolidated financial statements.



                          PUROLATOR PRODUCTS COMPANY
          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                           (Expressed in thousands)

                                                        Nine Months Ended
                                                          September 30,
                                                        1994        1993


Cash flows from operating activities:
      Net income                                      $ 10,156    $ 13,118
      Adjustments to reconcile net income to net
       cash provided by operating activities:
            Depreciation and amortization               10,315      10,128
            Cumulative effect of change in
             accounting principle                        6,535        -
            Process shutdown charge                        718        -
            Other noncash charges                        4,440       4,507
            Change in operating assets
             and liabilities:
                Increase in receivables                (16,045)    (10,464)
                (Increase) decrease in
                  inventories                           (1,966)      8,879
                Increase in accounts payable             9,155       1,749
            Other, net                                  (3,903)     (2,839)
              Total adjustments                          9,249      11,960
                Net cash provided
                  by operating activities               19,405      25,078
Cash flows from investing activities:
      Capital expenditures                             (11,368)     (9,434)
      Investment in Purodenso                              250      (2,000)
      Other, net                                          (809)        383
                Net cash used in
                  investing activities                 (11,927)    (11,051)
Cash flows from financing activities:
      Proceeds from stock issuance                          63      15,475
      Proceeds from long-term debt                     121,236      89,789
      Payments on long-term debt                      (117,506)   (111,438)
      Dividends paid                                    (5,345)     (5,382)
      Other, net                                        (2,076)       (250)
                 Net cash used in
                  financing activities                  (3,628)    (11,806)
      Increase in cash and cash equivalents              3,850       2,221
      Cash and cash equivalents, beginning of period     5,707       3,411
      Cash and cash equivalents, end of period        $  9,557    $  5,632



           See notes to condensed consolidated financial statements.




                          PUROLATOR PRODUCTS COMPANY
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)


(1)   General -

      The condensed consolidated financial statements included herein have been prepared by Purolator Products Company (the "Company") without audit and should be read in conjunction with the financial statements and the notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993. The foregoing financial statements include only normal recurring accruals and all adjustments which the Company considers necessary for a fair presentation.

(2) Detail to Condensed Consolidated Balance Sheets - (Expressed in thousands)

                                                      September 30,
                                                          1994

      Inventories:
            Finished goods                            $  41,306
            Work in progress                              7,506
            Raw materials and supplies                   28,659
                  Total                                  77,471
            Less reserves                                 4,326
                  Total, net                          $  73,145

(3)   Repurchase of Common Stock -

      On February 25, 1994, the Company was authorized to repurchase as many as approximately 560,000 common shares, or five percent of its common stock outstanding as of that date. During the nine months ended September 30, 1994, the Company repurchased 121,000 common shares.

(4)   Postemployment Benefits -

      The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112, Employers' Accounting for Postemployment Benefits, effective January 1, 1994. SFAS No. 112 requires accrual accounting for postemployment benefits, such as disability benefits, instead of recognizing an expense for those items when paid. The Company recorded a charge of $6.5 million in the first quarter of 1994 to reflect the cumulative effect of the change in accounting principle for periods prior to 1994. The Company does not expect 1994 postemployment expense under the new rules to differ significantly from postemployment expense that would have been recognized under the pay-as-you-go basis of accounting.






                          PUROLATOR PRODUCTS COMPANY
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)




(5)   Pro Forma Earnings Per Share -

      As a result of adopting SFAS No. 109, Accounting for Income Taxes, effective January 1, 1993, the Company expects to report only foreign income tax expense through December 31, 1994. Therefore, the effective income tax rates for the nine months ended September 30, 1994 and 1993 were substantially below the 35% statutory U.S. income tax rate. Previously unrecognized tax benefits have been recognized in the balance sheet to the extent of U.S. federal and state income taxes paid or payable and the utilization of net operating loss carryforwards. The table below sets forth a pro forma representation of earnings per share based on the following assumptions and adjustments: (a) a 45 percent combined federal, state and foreign tax rate;
(b) a constant level of shares outstanding (11,095,674 shares issued and outstanding as of September 30, 1994); (c) exclusion of the cumulative effect of a change in accounting principle; and (d) exclusion of the process shutdown charge recorded in the first quarter of 1994 as the result of the Company's decision to shut down the fiberglass manufacturing process of the Air Filtration Products Segment's Henderson, North Carolina plant in favor of purchasing fiberglass from outside sources.



                                                          Nine Months
                                                            Ended
                                                         September 30,
                                                       1994        1993

      Pro forma earnings per share                    $0.91       $0.67


(6)   Subsequent Event -

      On October 3, 1994, Mark IV Industries, Inc. ("Mark IV"), and its wholly owned subsidiary, Mark IV Acquisition Corp. (the "Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Company. Pursuant to the Merger Agreement, which was unanimously approved by the Company's Board of Directors, the Purchaser commenced a tender offer (the "Offer") for all outstanding shares of the Company's common stock (and associated preferred stock purchase rights), at a price of $25.00 net per share in cash to the seller. Prior to the commencement of the Offer, Mark IV beneficially owned 520,500 shares of the Company's common stock (4.69% of the Company's outstanding common stock), which shares were acquired by Mark IV in open market transactions upon the expiration of the Offer on November 1994, the Purchaser had accepted for payment an additional 10,236,000 shares of the Company's common stock, which, when combined with the shares already owned by Mark IV, resulted in the Purchaser's ownership of approximately 96.9% of the Company's outstanding common stock.


      As a result of the Purchaser acquiring in excess of 90% of the Company's outstanding common stock, and as provided for in the Merger Agreement, it is anticipated that the Company will be merged with the Purchaser by November 30, 1994 (the "Merger"). In the Merger each share of the Company's common stock (other than shares held by Mark IV and its subsidiaries and those shares held by stockholders who properly exercise appraisal rights under Delaware law) will be converted into the right to receive $25.00 per share in cash.

      Upon the consummation of the Merger, the holders of outstanding options to acquire common stock of the Company, which options were granted by the Company under its non-qualified stock option plans, will be offered the opportunity to elect either: to have the outstanding Purolator options assumed by Mark IV and amended to become options to purchase common stock of Mark IV; or, to receive a cash payment in settlement of each Purolator option in an amount equal to $25.00 minus the exercise price per share of the Purolator option, multiplied by the number of shares of Purolator common stock subject to such Purolator option.

      As a result of the tender of a majority of the Company's stock to Mark IV Acquisition Corp. effective November 7, 1994, the Company's credit facility with a group of banks and Texas Commerce Bank National Association ("TCB"), as agent, was terminated and the outstanding amounts owed thereunder were paid from the proceeds of a replacement credit facility provided by TCB under a $44,000,000 note due on demand or within 30 days ("Bridge Note").
All collateral securing the previous credit agreement has been assigned as security for the Bridge Note.

     On November 8, 1994, as a result of the completion of the Offer, the Company announced that five of its seven directors resigned and were replaced by four nominees of Mark IV.